UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AAC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

000307108

(CUSIP Number)

1333 Second Street, Suite 650

Santa Monica, CA 90401

Attn: Andrew Collins

(310) 566- 0640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS Steven D. Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000(1)(2)
	8	SHARED VOTING POWER 1,903,741(1)(3)
	9	SOLE DISPOSITIVE POWER 225,000(1)(2)
	10	SHARED DISPOSITIVE POWER 2,021,691 (1)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,246,691(1)(2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)	This number includes shares held by Lebowitz RCT, L.P., a limited partnership whose general partner’s (Lebowitz RCT, Inc.) sole director is Steven D. Lebowitz.
(3)	This number includes shares held by the Lebowitz Family Trust – 1986, dated October 7, 1986, as amended (the “Trust”), a revocable living trust over which Steven D. Lebowitz serves as a co-trustee.
(4)

This number includes (a) shares held by the Trust, (b) shares held by David Lebowitz, (c) shares held jointly by David Lebowitz and Amanda Lebowitz and (d) shares held by the Amanda & David Lebowitz Family Foundation (the “Foundation”).

(5)

Calculated based on 25,157,712 shares of Common Stock, $0.001 par value per share (“Common Stock”), of AAC Holdings, Inc. (the “Issuer”) outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS Deborah P. Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,741(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,741(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,741(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)	This number includes shares held by the Trust, a trust over which Deborah P. Lebowitz serves as a co-trustee.
(3)

Calculated based on 25,157,712 shares of Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS David Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,950(1)
	8	SHARED VOTING POWER 46,000(1)(2)
	9	SOLE DISPOSITIVE POWER 71,950(1)
	10	SHARED DISPOSITIVE POWER 46,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,950(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)	This number includes shares (a) jointly held by David Lebowitz and Amanda Lebowitz and (b) held by the Foundation.
(3)

Calculated based on 25,157,712 shares of Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS Amanda Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)	This number includes shares (a) jointly held by David Lebowitz and Amanda Lebowitz and (b) held by the Foundation.
(3)

Calculated based on 25,157,712 shares of Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS Lebowitz RCT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 225,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 225,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)

Calculated based on 25,157,712 shares of Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

CUSIP No. 000307108

1	NAME OF REPORTING PERSONS Lebowitz RCT, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 225,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 225,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The number of shares reported as beneficially owned as of December 23, 2019.
(2)

Calculated based on 25,157,712 shares of Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 13, 2019.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value US $0.001 per share (the “Common Stock”), of AAC Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Powell Place, Brentwood, TN 37027.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Steven D. Lebowitz, Deborah P. Lebowitz, David Lebowitz, Amanda Lebowitz, Lebowitz RCT, L.P. and Lebowitz RCT, Inc. (collectively, the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Reporting Persons is 1333 Second Street, Suite 650, Santa Monica, CA 90401.

(c) The principal business of Steven D. Lebowitz is the management of real estate and other assets, including the ownership, development and operation of medical office buildings, nursing homes and mental health facilities. Each of Lebowitz RCT, L.P. and Lebowitz RCT, Inc. is a private investment vehicle for Steven D. Lebowitz. The occupation of Deborah P. Lebowitz is rancher. The principal business of David Lebowitz is the management of real estate and other assets. The occupation of Amanda Lebowitz is intuitive healer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See responses to Item 6 on each cover page.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons (the “Subject Shares”) were purchased using available personal funds and working capital, including, with respect to Steven D. Lebowitz, through Lebowitz RCT, L.P. and Lebowitz RCT, Inc. as private investment vehicles. The aggregate consideration paid for the Subject Shares, excluding commissions, was approximately $4,603,814.36.

Item 4. Purpose of the Transaction

The Reporting Persons originally acquired, and continue to hold, the securities reported herein for investment purposes. The Reporting Persons filed a Schedule 13G with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2018, as amended by Amendment No. 1 to the Schedule 13G filed with the SEC on February 7, 2019 (collectively, the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

The Reporting Persons now intend to become actively engaged with the Issuer. These activities may include speaking with management, the board, other shareholders, and third parties to gather information and share the Reporting Persons’ views on the Issuer’s strategic alternatives, including financing, sales of assets or otherwise. The Reporting Persons may also formulate or engage in plans or proposals regarding the Issuer and its operations, its assets, or its securities. Such plans or proposals may include one or more plans or proposals that relate to the Issuer’s business, management, strategic alternatives and direction, capital structure and allocation, corporate governance, and board composition. In addition, the Reporting Persons may acquire additional securities of the Issuer or may determine to sell, or otherwise dispose of, all or some of the securities of the Issuer presently beneficially owned by the Reporting Persons, in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Item 5. Interest in Securities of the Issuer

(a) See responses to Item 13 on each cover page.

(b) See responses to Items 7, 8, 9 and 10 on each cover page.

(c) None of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto and a power of attorney, attached here to as Exhibit 99.2.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Power of Attorney**

**	Previously Filed as Exhibit C to Amendment No. 1 to the Schedule 13G filed with the SEC by the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 23, 2019

Steven D. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

David Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Amanda Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lebowitz RCT, L.P.

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lebowitz RCT, Inc.

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact